UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: NOVEMBER 26, 2004                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 26, 2004


                               3RD QUARTER RESULTS

VANCOUVER, CANADA - Tumi Resources (TSXV-TM; OTCBB-TUMIF; Frankfurt-TUY) David Henstridge, President, is pleased to provide the following 3rd quarter results:

                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           SEPTEMBER 30,                   SEPTEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

EXPENSES

Accounting and administration                             4,030          11,527          22,030          54,078
Audit                                                         -           1,969          11,007          13,441
Consulting                                                4,042          30,309          40,016          35,617
Depreciation                                              4,602               -           7,412               -
Fiscal advisory fees                                          -          13,060               -          31,085
Investor relations                                        6,250           6,000          19,750          18,000
Legal                                                       710          15,062          20,906          22,596
Management fees                                           9,450           5,600          24,450          15,600
Office                                                     (72)           7,642          41,092          24,965
Regulatory                                                2,223           6,420           7,383          15,038
Rent                                                      1,350               -           4,050               -
Salaries and benefits                                    11,537               -          31,827               -
Shareholder costs                                        19,850           1,126          44,472           7,288
Stock-based compensation                                101,740          44,202         380,140          49,643
Transfer agent                                            1,848           1,024          10,430           6,123
Travel and related                                       14,169          16,267         125,079          83,368
                                                   ------------    ------------    ------------    ------------
                                                        181,729         160,208         790,044         376,842
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (181,729)       (160,208)       (790,044)       (376,842)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest income                                           8,955           1,040          33,915           2,613
Write-off of mineral resource interests                       -               -         (92,564)              -
Foreign exchange                                        (12,085)        (12,251)        (29,876)        (16,856)
                                                   ------------    ------------    ------------    ------------
                                                         (3,130)        (11,211)        (88,525)        (14,243)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (184,859)       (171,419)       (878,569)       (391,085)

DEFICIT - BEGINNING OF PERIOD                        (1,718,657)       (484,209)     (1,024,947)       (264,543)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,903,516)       (655,628)     (1,903,516)       (655,628)
                                                   ============    ============    ============    ============
BASIC AND DILUTED LOSS
     PER COMMON SHARE                                    ($0.01)         ($0.02)         ($0.05)         ($0.05)
                                                   ============    ============    ============    ============

RESULTS OF OPERATIONS

During the nine months ended September 30, 2004 ("2004"), the Company reported a loss of $878,569 ($0.05 per share), an increase of $487,484, compared to a loss of $391,085 ($0.05 per share) during the nine months ended September 30, 2003 ("2003"). A significant portion of the increase in loss in 2004 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2004, the Company recorded a non-cash compensation expense of $380,140 relating to stock options granted. In 2003, the Company recorded an expense of $49,643 for the vesting of stock options granted.

Excluding the stock-based compensation, general and administrative expenses of $409,904 were reported in 2004, an increase of $82,705 from $327,199 in 2003. In general, costs increased in 2004 due to the increase in corporate and exploration activities. In addition, during 2004, the Company incurred additional costs relating to office renovations and the hiring of one full-time employee. Accounting and administrative expenses incurred with Chase Management Ltd. ("Chase") decreased in 2004 by $32,048, from $54,078 in 2003 to $22,030 in
2004. During 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statements. Consulting fees, office expenses, travel expenses and shareholder costs increased in 2004 due to costs associated with increasing the Company's market awareness and corporate development. Trips were made to Europe during 2004.

During 2004, the Company reported $33,915 interest income compared to $2,613 in 2003. The interest income was generated from a short-term deposit held with an established financial institution, and increased due to higher levels of funds held in 2004 compared to 2003.

During 2004, the Company spent $1,629,840 cash on acquisition costs and exploration activities on its mineral interests. In total, the Company spent $1,258,502 on Cinco Minas, $112,138 on Gran Cabrera and $259,200 on Jimenez del Teul. Details of the exploration activities conducted in 2004 are described in "Exploration Projects" in this MD&A. During 2003, the Company incurred a total of $609,124 on Cinco Minas. During 2004, the Company decided to terminate the option agreement on the Tinka Prospect and wrote-off $92,564 of costs.

During 2004, the Company received $1,286,993 on the exercises of stock options and warrants. During 2003, a total of $1,028,760 was raised through private placements and $136,000 from the exercise of stock options.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at September 30, 2004, the Company had working capital of $2,295,119. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.V for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board                        INVESTOR INFORMATION CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------
David Henstridge, President & CEO             website: www.tumiresources.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.